Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of April, 2005

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC. (Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar São Paulo, SP, Brazil 01317-910 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM		SEQUENTIAL PAGE NUMBER

1.	Minutes of a Meeting of the Board of Directors (06/2005), April 13, 2005	3
2.	Minutes of a Meeting of the Board of Directors (06/2005), April 12, 2005	7
3.	Announcement of the Completion of the Public Debenture Distribution, April 12, 2005	11

ITEM 1

ULTRAPAR PARTICIPAÇÕES S.A.

A Publicly Listed Company

CNPJ Nº 33.256.439/0001 - 39                     NIRE 35.300.109.724

MINUTES OF A MEETING OF THE BOARD OF DIRECTORS (06/2005)

Date, Time, and Location:

April 13, 2005, 2.30 p.m., at the company’s headquarters, located at Av. Brigadeiro Luiz Antônio, Nº 1343 - 9t h floor, in the city and state of São Paulo.

Present:

Members of the Board of Directors, whose signatures appear below.

Deliberations :

1.	To appoint, under the terms laid down in Paragraph 1, Article 17 of the Company Bylaws, as Chairman of the Board of Directors , Board Member PAULO GUILHERME AGUIAR CUNHA , Brazilian, married, engineer, holder of identity card RG Nº 4.554.607/ SSP-SP and CPF Nº 008.255.498- 68, and as Vice-President , Board Member LUCIO DE CASTRO ANDRADE FILHO , Brazilian, married, engineer, holder of identity card RG Nº 3.045.977/SSP-SP and CPF Nº 061.094.708-72, both with business address at Av. Brigadeiro Luiz Antonio, Nº 1343 – 9 t h floor, in the city and state of São Paulo (C.E.P. 01317-910).

2.	To elect the persons listed below, as Officers of the company, with a mandate to the next Ordinary General Meeting of the shareholders, in 2006, to examine the documents referred to in Article 133 of Law Nº 6,404/76, referring to the current financial year:

As Chairman :

PAULO GUILHERME AGUIAR CUNHA, whose personal details are set out above;

As Vice-President : LUCIO DE CASTRO ANDRADE FILHO, whose personal details are set out above;

As Investor Relations Officer: FABIO SCHVARTSMAN, Brazilian, married, engineer, holder of identity card RG Nº 4.144.579/ SSP-SP and CPF Nº 940.563.318 -04;

As Officers: PEDRO WONGTSCHOWSKI, Brazilian, legally separated, chemical engineer, holder of identity card RG Nº 3.091.522/ SSP-SP and CPF Nº 385.585.058 -53;

PEDRO JORGE FILHO, Brazilian, married, engineer, holder of identity card RG Nº 6.031.456/ SSP-SP and CPF Nº 822.913.308 -53;

EDUARDO DE TOLEDO, Brazilian, married, engineer, holder of identity card RG Nº 4.358.259/ SSP-SP and CPF Nº 103.264.958 -51.

Observations: (i) The deliberations were approved by all the board members present, save for Board Member Renato Ochman, who abstained from voting; (ii) All the directors have their business address at Av. Brigadeiro Luiz Antonio, Nº 1343 - 9th floor, in the city and state of São Paulo (C.E.P. 01317-910); (iii) The Directors hereby elected, having been previously consulted, declare that, (a) they are not involved in any transgression that could impede them from exercising the activities of the posts to which they have been designated; (b) they do not occupy positions in companies which could be considered as market competitors of the company; and (c) they do not have any conflict of interest with same, in compliance with Article 147 of Law Nº 6,404/76.

There being no further business to discuss, the meeting was closed and the minutes of this meeting, having been drawn up, were read and approved by all the undersigned Board Members present: Paulo Guilherme Aguiar Cunha –Chairman; Lucio de Castro Andrade Filho - Vice-President; Olavo Egydio

Monteiro de Carvalho; Nildemar Secches; Paulo Vieira Belotti; Renato Ochman – Board Members.

     I declare that this document is a faithful copy of the minutes, as entered in the Company Register.

Paulo Guilherme Aguiar Cunha Chairman of the Board

ITEM 2

ULTRAPAR PARTICIPAÇÕES S.A.

A Publicly Listed Company

CNPJ Nº 33.256.439/0001- 39                     NIRE 35.300.109.724

MINUTES OF A MEETING OF THE BOARD OF DIRECTORS (05/2005)

Date, Time and Location:

April 12, 2005, at 6.00 p.m., at the company’s headquarters, located at Av. Brigadeiro Luiz Antônio, Nº 1343 - 9t h floor, in the city and state of São Paulo.

Present:

Members of the Board of Directors, whose signatures appear below.

Deliberations :

To approve the issue of preferred shares, and their respective issue price, as part of a Public Offering for the primary and secondary distribution of preferred shares issued by the company, to be carried out simultaneously in Brazil and abroad, or “Global Offering”, which will consist of a secondary distribution of 7,869,671,318 (seven billion, eight hundred and sixty-nine million, six hundred and seventy-one thousand, three hundred and eighteen) preferred shares belonging to shareholders of the company, a quantity that can be increased, in the form of a supplementary lot, by up to 15% of the preferred shares initially offered, equivalent to 1,180,450,697 (one billion, one hundred and eighty million, four hundred and fifty thousand, six hundred and ninety-seven) new preferred shares to be issued by the company in the case of the exercising of the option granted to the Underwriters of the Brazilian Offering and to the Underwriters of the International Offering (as defined below) to meet any possible excess demand that may arise as a result of the Global Offering (“Option”). The new preferred shares will only be issued in the case of the partial or full exercising of the Option, in accordance with the proposal deliberated on and approved at the Meeting of the Board of Directors held on February 2, 2005, at a price of R$ 40.00 (Fourty reais) per lot of one thousand preferred shares. The issue of new preferred shares will respect the limit of the company’s authorized capital, as laid down in paragraphs 1 and 3, Article 5 of the Company Bylaws, to be carried out with the waiving of the preferential rights enjoyed by the company’s present shareholders, under the terms of Articles 166, Subparagraph II, 168 and 172 of Law 6404/1976 and subsequent alterations.

2)	The preferred shares which are the object of the Global Offering will be distributed: (i) on the informal over-the-counter market to institutional investors, including foreign institutional investors, and on the retail market here in Brazil, in accordance with the procedures established under CVM Instruction Nº 400/2003, or “Brazilian Offering”; and, (ii) in the form of American Depositary Shares (“ADS”), on the international over- the-counter market (“mercado de balcão não organizado”), for investors in the United States of America and elsewhere, other than Brazil, in accordance with the procedures set out under the Securities Act 1933, or “International Offering”, with each ADS corresponding to 1000 (one thousand) preferred shares. The Brazilian Offering will be coordinated by Banco UBS S.A. and by Banco Pactual S.A (“ Underwriters of the Brazilian Offering”). The International Offering will be coordinated by UBS Securities, LLC and by Pactual Capital Corporation (“Underwriters of the International Offering”), with UBS Securities, LLC acting as “Global Coordinator”. The Global Offering is conditional on prior registration with the CVM and the Securities and Exchange Commission. The issue price per lot of one thousand preferred shares, which will also be the sale price of the shares initially offered, has been determined after: (i) the reserving of shares in accordance with requests received during the period allowed for such reservations, in accordance with the Market Announcement published on March 22, 2005, in the Official Gazette of the State of São Paulo and in the financial newspaper “Valor Econômico”; and (ii) the conclusion of the bookbuilding process jointly carried out by the Underwriters of the Brazilian Offering and the Underwriters of the International Offering, which consisted of receiving investment intentions for the purchase and subscription of preferred shares by institutional and non-institutional investors, and from investors in the International Offering, using as a parameter the price of the company’s preferred shares on the São Paulo Stock Exchange (Bovespa) and of the ADSs on the New York Stock Exchange (NYSE). The physical and financial settlement of the Global Offering is scheduled to take place on April 18, 2005, or the “Date of Settlement”, with the possibility of postponement: (i) by mutual agreement between the company, the Selling Shareholders and the Brazilian Underwriters; or (ii) if there is any alteration in the settlement period for the International Offering, respecting the limit of 6 (six) months set out in Article 18 of CVM Instruction Nº 400/03, so as to ensure that the settlement period for the International Offering shall be the same as the settlement period for the Brazilian Offering;

3)	To ratify the granting of the Option to the Underwriters of the Brazilian Offering, to be exercised by the Lead Coordinator, with the consent of Pactual, and to the Underwriters of the International Offering, to be exercised by the Global Coordinator, with the consent of Pactual Capital Corporation, within a period of up to 30 (thirty) days from the date of the Final Prospectus, under the same conditions and at the same price as for the preferred shares and/or ADSs initially offered, with (i) the Brazilian Underwriters having been granted an option to place additional shares, up to 15% of the total number of preferred shares that are the object of the Brazilian Offering; and (ii) the Global Coordinator having been granted an option to place a supplementary lot of additional shares, of up to 15% of the total amount of preferred shares that are the object of the International Offering.

4)	To authorise the Executive Board to conclude and sign all the contracts and documents necessary to carry out the Global Offering and the secondary public distribution of preferred shares, and a primary distribution, should this be the case, including, but not limited to: the Contract for the Underwriting and Firm Commitment for the Subscription, Purchasing and Placement of Preferred Shares issued by Ultrapar Participações S.A.; the International Agency and Purchase Agreement; and the Contract for the Provision of Services, to be closed with the CBLC.

Observations: these deliberations were approved by all those present, with the exception of Board Member Renato Ochman, who abstained from voting.

There being no further business to discuss, the meeting was closed and the minutes of this meeting, having been drawn up, were read and approved by all the undersigned Board Members present: Paulo Guilherme Aguiar Cunha –Chairman; Lucio de Castro Andrade Filho - Vice-President; Olavo Egydio Monteiro de Carvalho; Nildemar Secches; Paulo Vieira Belotti; Renato Ochman – Board Members.

I declare that this is a faithful copy of the original minutes entered in the Company Register.

Paulo Guilherme Aguiar Cunha Chairman of the Board

ITEM 3

ULTRAPAR PARTICIPAÇÕES S.A.
Publicly Listed Company
ISIN: BRUGPADBS000

Standard & Poors – brAA+

Announcement of the Completion of the Public Debenture Distribution

“This announcement is for information purposes only, and does not constitute an offer of debentures for sale”

BANCO BRADESCO, financial institution, headquartered at the Administration Complex known as “Cidade de Deus”, located in Vila Yara, in the town of Osasco, in the State of Sao Paulo, registered under CNPJ/MF No. 60.746.948. /001-12 (“Lead Coordinator”), BANCO ITAU BBA S.A, financial institution, headquartered at Praça Alfredo Egydio de Souza Aranha, No. 100, Torre Conceição, 9th floor, in the city of São Paulo, in the State of São Paulo, registered under CNPJ/MF No. 17.298.092/0001 -30 (“Itaú BBA”) and BANCO ABN AMRO REAL S.A, financial institution, headquartered at Avenida Paulista, No. 1374, 3rd floor, in the city of São Paulo, registered under CNPJ/MF No. 33.066.408/0001 -15, (“ABN AMRO Real”, in conjunction, with the Lead Coordinator and Itau BBA – “The Coordinators”), hereby announce the subscription and full payment of 30,000 simple debentures, nominative, not convertible into shares, in a single series, without guarantees or special privileges, with a nominal unit value of R$10,000 (tens thousand reais), at the date of issue, being the March 1, 2005, of the 1st issue of ULTRAPAR PARTICIPAÇÕES S.A., Publicly Listed Company, registered under CNPJ/MF 33.256.439/0001 -39, headquartered in the City of São Paulo, in the State São Paulo, at Avenida Brigadeiro Luiz Antonio, No. 1343, 9th floor (“The Company”), for the total amount of:

R$300,000,000.00

The Offer was approved, in accordance with the deliberation of: (i) the Extraordinary General Meeting held on February 2, 2005, whose minutes were filed with the Commercial Registry of the State of São Paulo (“JUCESP”) under N.º 61.858/05 -5 and published in the Official Gazette of the State of São Paulo and the newspaper Valor Econômico, on February 3, 2005; the (ii) Meeting of the Board of Directors of the Issuer, held on February 16, 2005, whose minutes were filed with JUCESP under N.º 67.750/05 -9, on February 24, 2005 and published in the Official Gazette of the State of São Paulo and the newspaper Valor Econômico, on February 17, 2005, and (iii) the Meeting of the Board of Directors of the Issuer held on March 30, 2005, whose minutes were sent to be filed with JUCESP, and published in the Official Gazette of the State of São Paulo and the newspaper Valor Econômico, on March 31, 2005.

Destination for the Placement of Debentures	Purchasers	Debentures Purchased
Private investors	000	000
Investment clubs	000	000
Investment funds	066	22.504
Pension entities	001	077
Insurance companies	000	000
Foreign investors	000	000
Intermediary institutions participating in the public distribution	000	000
Financial institutions linked to the issuer of all the participants in the consortium	000	000
Other financial institutions	001	153
Other corporate bodies linked to the Issuer or the participants in the consortium	000	000
Other corporate bodies	017	7.266
Partners, managers, representatives and other persons linked to the Issuer or the participants in the consortium	000	000
Total	085	30.000

Registration with the Comissão de Valores Mobiliários (Brazilian securities commission) under N.o CVM/SRE/DEB/2005/015, on April 6, 2005.

ISSUING AND REGISTRATION BANK
Banco Bradesco S.A.
Administrative Headquarters “Cidade de Deus” Prédio Amarelo - 2º andar Vila Yara, Osasco – SP

FIDUCIARY AGENT OF THE ISSUE
Oliveira Trust Distribuidora de Títulos e Valores Mobiliários S.A.
Avenida das Américas, nº 500, bloco 13, grupo 205, Rio de Janeiro – RJ

“ The public distribution of debentures was carried out in accordance with the terms of the ANBID Self-regulation Code for Public Offers of Securities, registered with the 5th Registration Office for Securities and Documents in the State of Rio de Janeiro under N.º 497585, meeting the minimum information requirements contained in the said code, ANBID taking no responsibility whatsoever for the information referred to, or for the quality of the Issuer, or of the quality of the participating institutions or the quality of the Debentures.”

The leading coordinator of the 1st issue is Banco Bradesco S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPAR HOLDINGS INC.

Date:	April 14, 2005	By:	/s/ Fábio Schvartsman

			Name:	Fábio Schvartsman
			Title:	Chief Financial and Investor Relations Officer

(Minutes of Board Meeting, April 13, 2005 / Minutes of Board Meeting, April 12, 2005 / Announcement of Completion –Debentures, April 12, 2005)